

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 7, 2008

Mr. Albert E. Whitehead
Chief Executive Officer
Empire Petroleum Corporation
8801 S. Yale, Suite 120
Tulsa, OK 74137-3575

      Re: **Empire Petroleum Corporation**
              Form 10-KSB for Fiscal Year Ended December 31, 2007
              Filed March 31, 2008
              Response Letter Dated September 17, 2008
              File No. 001-16653

Dear Mr. Whitehead:

      We have completed our review of your Form 10-KSB and related filings, and have no further comments at this time.

                Sincerely,

                Christopher J. White
                Branch Chief